K’s Media

May 14, 2009

Joseph M. Kempf
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	K’s Media

Form 10-K for Fiscal Year Ended April 30, 2008

Filed August 12, 2008

Form 10-Q for Fiscal Quarter Ended October 31, 2008
File No. 0-52760

Dear Mr. Joseph M. Kempf:

K’s Media (the “Company,” “we,” “our” or “us”) has received your letter dated April 20, 2009 containing comments on the Company’s above referenced Form 10-K filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 12, 2008 and Form 10-Q for Fiscal Quarter Ended October 31, 2008.  This letter on behalf of the Company responds to the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K Financial Statements Consolidated Statements of Stockholder’s Equity, page 21

1.
Disclose and tell us how you accounted for the 2,000,000 common shares issued as consideration for “finder’s fee’. Explain the terms of this transaction and how you determined the value of these shares.

The Share Exchange Agreement between Orient Come and the Company was treated as a reverse takeover and was accounted for as a recapitalization of the Company with the shareholders of Orient Come assuming the control of the Company. The Company (the legal acquirer of Orient Come) in substance is the accounting acquiree and Orient Come (the legal acquiree of the Company) is the accounting acquirer. The consolidated financial statements presented are those of Orient Come, the accounting acquirer at historical cost. The 2,000,000 shares issued for finder’s fee was regarded as part of the total shares issued for the reverse takeover purpose and thus no specific value was assigned to these shares.

Note 1. Nature of operations and Going Concern (a) Escrow Agreement:

2.
Disclose and explain to us how you are accounting for the issuance of shares under the Escrow Agreement. Also explain to us your consideration as to whether there are elements of stock compensation in these issuances of escrowed shares. Please refer in your response to the accounting literature that you have relied upon as support for your policy.

All the 10,500,000 shares issued by the Company are under escrow. 75% of these shares are for the management of Beijing K's Media Advertising Ltd. Co. (“Beijing K’s Media”) and 25% of these shares are for another individual. There are different performance criteria for the management and the individual on the release of escrowed shares over 3 years. The 10,500,000 shares issued into escrow are regarded as issued but not outstanding. They are excluded from the calculation of the weighted average number of shares in the statements of operations. Any shares released will be recorded at their fair value.

3.
Similarly, refer to the second paragraph of page 9 of the October 31, 2008 Form 10-Q and explain to us how you accounted for the 600,000 escrowed shares transferred to Mr. Andy Pang, your COO. Tell us how you determined the value of this stock compensation. Please refer to all pertinent authoritative accounting literature in your response.

The reason for making an amendment to the Escrow Agreement was because a new member, Mr. Andy Pang, has joined the management team of Beijing K’s Media and the other management team members agreed to transfer some of their shares in escrow, totally 600,000, to Mr. Pang. The total number of shares in escrow remains the same. The other terms and conditions of the Escrow Agreement remain unchanged. The fair value of the shares released from escrow will be recorded when they are released from escrow.

Form 10-Q, October 31, 2008 Financial Statements

4.
Refer to the last two paragraph of page 16, which state that the Equity Pledge Agreements were not yet registered as of the filing of your October 31, 2008 Form 10-A. It appears as though such agreements are not effective under Chinese law until they are registered, please advise in detail. Also, explain to us how you determined that Beijing K’s Media was to be consolidated as VIE at the April 30, and October 31, 2008 balance sheet date. Describe for us how you applied the provisions of FIN 46R and other pertinent authoritative US accounting literature.

This Equity Pledge Agreement is entered between Beijing K’s Media Broadcasting Ltd, Corp., the wholly owned subsidiary of the Company (“Pledgee”), and Beijing K's Media Advertising Ltd. Co. (“Beijing K’s Media”) and each of the shareholders of Beijing K’s Media (collectively “Pledgor”).

Pledgee and Beijing K’s Media have executed a Consulting Services Agreement; Beijing K’s Media shall pay Service Fees to Pledgee for offering consulting and related services.

In order to ensure that Beijing K’s Media will perform its obligations under the Consulting Services Agreement, and in order to provide an additional mechanism for the Pledgee to enforce its rights to collect the Services Fees from Beijing K’s Media, the Pledgors agree to pledge all their equity interest in Beijing K’s Media as security for the performance of the obligations of Beijing K’s Media under the Consulting Services Agreement and the payment of Services Fees.

The pledges under the Equity Pledge Agreement are ineffective unless they are registered with the local Administration of Industry and Commerce (AIC). Since it is only an additional mechanism to enforce the Pledgee’s right for the Consulting Services Agreement, the Pledgee hasn’t registered the Equity Pledge Agreement with AIC. The Pledgee will register the Equity Pledge Agreement with AIC in May 2009.

Even though the Company does not own any shares of Beijing K’s Media, the Company effectively controls Beijing K’s Media through appointing the majority of the directors on the board and has agreements in place to make sure that they act as our operating arm in China. As the Company directly controls the financial interests of Beijing K’s Media and is the primary beneficiary, Beijing K’s Media is thus consolidated into the financials of the group.

Management’s Discussion and Analysis, page 18

5.	See Item 303(b) of Regulation S-K and expand MD&A, in future filings, to include the required discussions of comparable year-to-date results of operations.

We will include the discussions of comparable year-to-date results of operations in the MD&A of the future filings.

Exhibits 31.1 and 31.2

6.	In future filing please update to terminology used in your officer certifications pursuant to section 302 of the Sarbanes Oxley Act to omit references to “small business issuer”.

We will update to terminology used in our officer certifications pursuant to Section 302 of the Sarbanes Oxley Act in the future filings.

       ******

As requested, K’s Media acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me.

Thank you for your assistance in this matter.

Yours truly,

/s/Andy Pang
Andy Pang
Chief Executive Officer